AH 2-24-04

04001938

ED STATES
XCHANGE COMMISSION
ton, D.C. 20549

VF 2-19-04

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65832

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hunter Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 W. Jackson Blvd., Suite 340
(No. and Street)

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tim Hunter (312) 356-4455
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz and Chez, LLP
(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd., Suite 2900 (Address) Chicago (City) Illinois (State) 60604 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECEIVED FEB 17 2004 PROCESSING SEC MAIL WASH. D.C. 181

PROCESSED FEB 26 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tim Hunter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hunter Capital Markets, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
Janet M. Herr
Notary Public, State of Illinois
My Commission Expires June 25, 2007

Signature

Managing Member
Title

Janet M. Herr
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.] Same Page
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.]
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditor's Report on Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hunter Capital Markets, LLC

(An Illinois Limited Liability Company)

REPORT PURSUANT TO RULE X-17a-5(d)

FOR THE PERIOD FROM APRIL 1, 2003 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2003

CONTENTS

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT

To the Member of
Hunter Capital Markets, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Hunter Capital Markets, LLC as of December 31, 2003, and the related statements of operations, changes in members' equity and cash flows for the period April 1, 2003 (date of inception) though December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hunter Capital Markets, LLC as of December 31, 2003, and the results of its operations and its cash flows for the period April 1, 2003 (date of inception) though December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schultz & Chez LLP

Chicago, Illinois
January 23, 2004

Hunter Capital Markets, LLC
(An Illinois Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS		
Cash	$	26,020
Due from clearing broker		1,902,255
Furniture and equipment, net		3,363
Other assets		15,000
TOTAL ASSETS	$	1,946,638
LIABILITIES AND MEMBER'S EQUITY		
Total Liabilities		-
Member's Equity		1,946,638
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,946,638

The accompanying notes are an integral part
of these financial statements.

Hunter Capital Markets, LLC
(An Illinois Limited Liability Company)

STATEMENT OF OPERATIONS

FOR THE PERIOD APRIL 1, 2003 (DATE OF INCEPTION)
THOUGH DECEMBER 31, 2003

REVENUES		
Firm trading	$	(3,500)
Interest		7,038
Dividends		1,703
TOTAL REVENUES		5,241
EXPENSES		
Commissions and clearing fees		29,376
Regulatory fees		23,278
Interest		3,843
Depreciation and amortization		5,046
Membership rental		16,029
Communications		87,872
Occupancy		7,870
Professional fees		2,030
Other		3,259
TOTAL EXPENSES		178,603
NET LOSS	$	(173,362)

The accompanying notes are an integral part
of these financial statements.

Hunter Capital Markets, LLC
(An Illinois Limited Liability Company)

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE PERIOD APRIL 1, 2003 (DATE OF INCEPTION)
THOUGH DECEMBER 31, 2003

Initial Contribution	$	2,120,000
Net loss	(	173,362)
Balance at December 31, 2003	$	1,946,638

The accompanying notes are an integral part
of these financial statements.

Hunter Capital Markets, LLC
(An Illinois Limited Liability Company)

STATEMENT OF CASH FLOWS

FOR THE PERIOD APRIL 1, 2003 (DATE OF INCEPTION)
THOUGH DECEMBER 31, 2003

OPERATING ACTIVITIES	
Net loss	$ (173,362)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation and amortization	5,046
Changes in assets and liabilities	
Increase in receivables from brokers, dealers and clearing organizations	(1,902,255)
Increase in other assets	(15,000)
Total Adjustments	(1,912,209)
NET CASH USED IN OPERATING ACTIVITIES	(2,085,571)
INVESTING ACTIVITIES	
Purchase of furniture and equipment	(8,409)
NET CASH USED IN INVESTING ACTIVITIES	(8,049)
FINANCING ACTIVITIES	
Initial contribution	2,120,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	2,120,000
NET INCREASE IN CASH	26,020
CASH AT INCEPTION	-
CASH AT DECEMBER 31, 2003	$ 26,020

Supplemental Cash flow Information:
Cash payments for interest during the year totaled $3,843.
Cash payments for income taxes during the year totaled $0.

The accompanying notes are an integral part
of these financial statements.

Hunter Capital Markets, LLC
(An Illinois Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD APRIL 1, 2003 (DATE OF INCEPTION)
THOUGH DECEMBER 31, 2003

(1) NATURE OF BUSINESS

Hunter Capital Markets, LLC, (the "Company") engages in trading strategies involving primarily equities and equity derivative instruments on a proprietary basis. The company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of various exchanges.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities owned and securities sold, not yet purchased, held in firm trading and investment accounts, are carried at market value.

Securities transactions are recorded on the trade date and, accordingly, gains and losses are recorded on unsettled transactions.

Futures transactions and resulting gains and losses are recorded on the trade date. Gains and losses on open futures contracts are reflected in income.

Furniture and equipment is recorded at cost and is depreciated over its estimated useful life using an accelerated method. At December 31, 2003, accumulated depreciation was $5,046.

The preparation of financial statements in conformity with generally accepted accounting principles includes the use of estimates that affect the financial statements. Accordingly, actual results could differ from those estimates.

No provision has been made for income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the members.

Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", requires companies to recognize any derivatives as either assets or liabilities and measure those instruments at fair value. All derivative financial instruments held at year end are included in the Statement of Financial Condition at fair value and accordingly, the changes in fair value for the year are recognized in the Company's earnings.

The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

(3) DERIVATIVE FINANCIAL INSTRUMENTS HELD AND ISSUED FOR TRADING PURPOSES AND OTHER FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In its normal course of business, the Company trades financial instruments involving off-balance-sheet market risk with securities broker/dealers and futures commission merchants. The gross notional (or contractual) amounts of derivative financial instruments represent the volume of these transactions and not the amounts potentially subject to market risk. In addition, measurement of market risk is meaningful only when all related

(3) *DERIVATIVE FINANCIAL INSTRUMENTS HELD AND ISSUED FOR TRADING PURPOSES AND OTHER FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (CONTINUED)*

and offsetting transactions are taken into consideration. Market risk is the risk that a change in the level of one or more market prices, rates, indices, volatilities, correlations or other factors, such as liquidity, will result in losses for a specified position or portfolio. Financial instruments sold, but not yet purchased, entail an obligation to purchase the securities at a future date. The Company may incur a loss if the market value of the securities subsequently increases prior to the purchase of the security. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. The settlement of the aforementioned transactions is not expected to have a material adverse affect on the financial position of the Company.

As a trader, the Company is in the business of managing market risk. In management's opinion, market risk is substantially diminished when all financial instruments, including equities owned, are aggregated.

Credit risk represents the loss that the Company would incur if a counterparty fails to perform its contractual obligation to the Company. All derivative financial instruments entered into by the Company are exchange-traded. For exchange traded contracts, the Company's clearing broker, through industry clearing organizations, acts as the counterparty of specific transactions and therefore, bears the risk of delivery to and from counterparties.

Substantially all of the Company's trading gains and losses originated from trading strategies involving derivative financial instruments.

(4) *CONCENTRATIONS OF CREDIT RISK*

At December 31, 2003, a credit concentration with its clearing broker consisted of approximately $1.9 million representing the market value of the Company's trading account. The Company monitors the credit worthiness of the clearing broker to mitigate the Company's exposure to credit risk.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

(5) REGULATORY MATTERS

As a registered broker/dealer, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $1,928,275 which exceeded requirements by $1,828,275 and the ratio of aggregate indebtedness to net capital was less than 1:1.

(6) SUBSEQUENT EVENTS

During the period from January 1, 2003 through January 23, 2004, Member's withdrawals were $0.

SUPPLEMENTARY INFORMATION

Hunter Capital Markets, LLC
(An Illinois Limited Liability Company)

COMPUTATION OF NET CAPITAL,
PER UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2003

CREDITS		
Member's equity		$ 1,946,638
DEBITS		
Non-allowable assets		
Equipment, net	$(3,363)	
Other assets	(15,000)	
TOTAL DEBITS		(18,363)
NET CAPITAL BEFORE HAIRCUTS ON FIRM INVENTORY		
Haircuts on firm inventory	$(-)	
Undue concentration charges	(-)	(-)
NET CAPITAL		$ 1,928,275
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (Greater of 6 2/3% of aggregate indebtedness or $100,000)		$ 100,000
EXCESS NET CAPITAL		$ 1,828,275
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities		$ -
Percentage of aggregate indebtedness to net capital		0%

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited amended FOCUS report as filed.

Hunter Capital Markets, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

AND

INFORMATION FOR THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2003

RESERVE COMPUTATION
(see Note)

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
(see Note)

NOTE: Although the Company is not exempt from Rule 15c3-3, it does not transact a business in securities with or for customers and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5©)(4). Accordingly, there are no amounts reportable under these sections.

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

To the Member of
Hunter Capital Markets, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of Hunter Capital Markets, LLC (the "Company") for the period April 1, 2003 (date of inception) though December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Hunter Capital Markets, LLC that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); and (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

Our review indicated that Hunter Capital Markets, LLC, although not exempt from Rule15c3-3, had no reporting requirements because it did not transact a business in securities directly with or for other than members of a national securities exchange and did not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5c)(4) and that, as of December 31, 2003, no facts came to our attention to indicate that such conditions were not complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Chicago Stock Exchange, the Securities and Exchange Commission and other regulatory authorities who rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Schultz & Chez LLP

Chicago, Illinois
January 23, 2004